Taylor Morrison Home Corporation

4900 N. Scottsdale Road, Suite 2000

Scottsdale, Arizona 85251

August 18, 2021

Robert F. Telewicz, Jr.

Accounting Branch Chief

Office of Real Estate & Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Taylor Morrison Home Corporation

Form 10-K for the Year Ended December 31, 2020

Filed February 24, 2021

File No. 001-35873

Dear Mr. Telewicz:

Taylor Morrison Home Corporation (the “Company,” “we,” “us” and “our”) hereby acknowledges receipt of the comment letter dated August 6, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-captioned Annual Report on Form 10-K filed February 24, 2021. The Company hereby submits this letter in response to the Comment Letter.

For the convenience of the Staff, the comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.

Form 10-K for the Fiscal Year Ending December 31, 2020

Management’s Discussion and Analysis

Non-GAAP Measures, page 41

1.

We have reviewed your response to comment one of our letter dated June 25, 2021. Please revise your non-GAAP measures to exclude purchase accounting adjustments. Reference is made to question 100.04 of the Compliance and Disclosure Interpretation related to Non-GAAP Financial Measures.

Company Response:

In order to assist investors, evaluate our financial and operational results, we have historically included purchase accounting adjustments as a result of business combinations, as an adjustment to our Non-GAAP measures, including “adjusted income before income taxes,” “adjusted EBITDA,” and “adjusted home closings gross margin.”

Based on our discussions with the Staff, and further evaluation of question 100.04 of the Compliance and Disclosure Interpretation related to Non-GAAP Financial Measures, we will exclude such purchase accounting adjustments from our Non-GAAP measures in future filings.

***

We appreciate the Staff’s comments and request the Staff contact the undersigned at 480-840-8116 or dcone@taylormorrison.com with any questions or comments regarding this letter.

Sincerely,

/s/ C. David Cone

C. David Cone
Executive Vice President & Chief Financial Officer

cc:	Darrell C. Sherman, Esq., Taylor Morrison Home Corporation

John C. Kennedy, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP